SECURITI 05036614 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 25 2005

SEC FILE NUMBER
8- 49617

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE ROBINS GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3220 SW FIRST AVENUE, SUITE 210
(No. and Street)

PORTLAND, OREGON 97239
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARC ROBINS 503/727-5581
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRISON & LIEBSWAGER, PC
(Name – *if individual, state last, first, middle name*)

15405 SW 116th AVENUE, SUITE 105 KING CITY, OREGON 97224
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Marc Robins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE ROBINS GROUP, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
J. L. VERBEEK
NOTARY PUBLIC-OREGON
COMMISSION NO. A366975
MY COMMISSION EXPIRES MARCH 25, 2007

Signature

President
Title

J L Verbeek
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Report of independent certified public accountants on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

MORRISSON & LIEBSWAGER, PC 70

ADDRESS Number and Street	City	State	Zip Code
15405 SW 116th AVENUE SUITE 105	KING CITY,	OREGON	97224
71	72	73	74

Check One

(X) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

CONTENTS

Morrison & Liebswager, P.C.
Certified Public Accountants

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Bruce J. Morrison

Duane G. Liebswager

Report of Independent Certified Public Accountants

Board of Directors
The Robins Group, LLC.
Portland, Oregon

We have audited the accompanying statements of financial condition of The Robins Group, LLC. as of December 31, 2004 and 2003, and the related statements of income, changes in members equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of The Robins Group, LLC. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Unites States of America.

Morrison & Liebswager, P.C.

Morrison & Liebswager, P.C.
Certified Public Accountants

February 8, 2005

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

THE ROBINS GROUP, LLC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and 2003

	2004	2003
ASSETS		
Cash	$ 10,894	$ 23,078
Receivables from brokers and dealers	114,789	21,365
Deposits with clearing organizations	27,073	25,054
Prepaids	934	0
Furniture, net of accumulated depreciation of $4,353 and $3,299	3,022	4,075
Investment in warrants (at cost)	3,300	3,300
Total Assets	$160,012	$ 76,872
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued liabilities	$ 92,119	$ 36,155
Notes payable - Related party	27,000	0
Total Liabilities	119,119	36,155
MEMBERS' EQUITY	40,893	40,717
Total Members' Equity	40,893	40,717
Total Liabilities and Members' Equity	$160,012	$ 76,872

See accompanying notes and accountants' audit report.

THE ROBINS GROUP, LLC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2004 and 2003

	2004	2003
REVENUES		
Commissions	$821,726	$103,141
Other	13,225	9,472
Interest	163	69
	835,114	112,682
EXPENSES		
Employee compensation and taxes	773,312	95,137
Regulatory fees and assessments	7,775	5,210
Fidelity and surety bonds	1,811	1,880
Professional fees	0	2,351
Depreciation and amortization	1,053	1,053
Office equipment and rents	33,690	3,675
Telephone	16,936	4,910
Interest expense	558	0
Other expenses	41,553	1,754
	876,688	115,970
NET INCOME, (LOSS)	($41,574)	($ 3,288)

See accompanying notes and accountants' audit report.

THE ROBINS GROUP, LLC.
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
Years Ended December 31, 2004 and 2003

Balance at December 31, 2002	$19,005
Equity Contributions, 2003	25,000
Net income (loss), 2003	(3,288)
Balance at December 31, 2003	40,717
Equity Contributions, 2004	41,750
Net income (loss), 2004	(41,574)
Balance at December 31, 2004	$40,893

See accompanying notes and accountants' audit report.

THE ROBINS GROUP, LLC.
STATEMENTS OF CASH FLOWS
For Years Ended December 31, 2004 and 2003

	2004	2003
Increase, (Decrease) in Cash and Cash Equivalents		
Cash flows from operating activities:		
Cash received from operations	$741,690	$ 91,318
Cash paid to suppliers and salaries	(822,066)	(103,816)
Interest paid	(558)	0
Net cash provided by, (used in) operating activities	(80,934)	(12,498)
Cash flows from financing activities:		
Contributed equity	41,750	25,000
Cash from notes payable	27,000	0
Net cash from financing activities	68,750	25,000
Net increase (decrease) in cash and cash equivalents	(12,184)	12,502
Cash and cash equivalents at beginning of year	23,078	10,576
Cash and cash equivalents at end of year	$ 10,894	$ 23,078

	2004	2003
Reconciliation of net income to net cash provide by operating activities:		
Net Income	($41,574)	($ 3,288)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization and depreciation	1,053	1,053
Change in assets and liabilities:		
Change in receivables from brokers and dealers	(93,424)	(21,364)
Change in deposits with clearing organizations and prepaids	(2,953)	(25,054)
Change in accounts payable	55,964	36,155
	(39,360)	(9,210)
Net cash provided by, (used in) operating activities	($80,934)	($12,498)

Disclosure of accounting policy:
For purposes of the statement of cash flows, the Company considers cash on hand and cash in bank to be cash equivalent.

See accompanying notes and accountants' audit report.

THE ROBINS GROUP, LLC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is an Oregon limited liability company and a registered broker-dealer in securities approved October 1997, under the Securities and Exchange Act of 1934, as amended, located in Portland Oregon. The Company renders broker-dealer services in securities on an agency basis to its customer's primarily private placement activities. The Company is exempt from the reserve requirements under SEC Rule 15c3-3(k) (2) (B), since it does not handle or carry customer securities and cash.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Revenue Recognition

Revenue is recorded upon final closing of private placement activities. Commissions are recorded upon the settlement date.

Receivables

Receivables from brokers or dealers consist of commission's receivable and are considered fully collectible.

Securities Valuation

The warrants owned are stated at cost as no market value is determinable at December 31, 2004.

Income Taxes

The limited liability company has elected to be treated as a partnership for income tax purposes. All tax attributes of the Company's income or loss are passed through to the members.

Furniture

Furniture is carried at cost. Depreciation is provided using straight-line method for financial reporting purposes using an estimated life of seven years. Depreciation expense amounted to $1,053 and $1,053 for fiscal years ending December 31, 2004 and 2003 respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the members to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - RELATED PARTY TRANSACTIONS

The Company rents its space and equipment from a related corporation. The Company and the related corporation have common ownership. The agreement states that the affiliate will be responsible for the general overhead expenses associated with The Robins Group, LLC. which includes, but does not limit to, rent, utilities, telephone and general office supplies. The Company charged $28,325 and $8,978 to the related corporation for rent and general expenses during the years ending December 31, 2004 and 2003. The Company is responsible for direct expenses including annual audit charges and all regulatory fees.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rule (Rule 15c3-1), of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined by the rule. At December 31, 2004, the Company's net capital and required net capital, as defined, was $33,637 and $5,000 respectively, and its ratio of aggregate indebtedness to net capital was 3.542 to 1.

NOTE D - NOTE PAYABLE

The Company has borrowed money from a related party individual. It is a demand note with an interest rate of 18%. Interest paid on this note is $507 and is paid current to December 31, 2004.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Morrison & Liebswager, P.C.
Certified Public Accountants

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Bruce J. Morrison

Duane G. Liebswager

Report of Independent Certified Public Accountants on Supplemental Information Required by SEC Rule 17a-5

Board of Directors
The Robins Group, LLC.
Portland, Oregon

We have audited the accompanying financial statements of The Robins Group, LLC. for the years ended December 31, 2004 and 2003 and have issued our report dated February 8, 2005.

Our audit made for the purpose of forming an opinion on such financial statements taken as a whole. The information contained in Schedules 1 and 2 on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison & Liebswager, P.C.

Morrison & Liebswager, P.C.
Certified Public Accountants

February 8, 2005

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

THE ROBINS GROUP, LLC.
SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORTS-PART IIa FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
Years Ended December 31, 2004 and 2003

	2004	2003
Members' equity from statement of financial condition	$ 40,893	$40,717
Deduct equity not allowable for net capital	0	0
Members' equity qualified for net capital	40,893	40,717
Deduction and/or charges:		
Furniture, net	(3,022)	(4,075)
Warrants and prepaids	(4,234)	(3,300)
Net deductions	(7,256)	(7,375)
Net Capital	$ 33,637	$33,342
COMPUTATION OF NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 7,941	$ 2,410
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Excess net capital	$ 28,637	$28,342
Excess net capital at 1000%	$ 21,725	$29,726
AGGREGATE INDEBTEDNESS		
Items included from statement of financial condition		
Accounts payable and accrued liabilities	$ 92,119	$36,155
Note payable	27,000	0
Total aggregate indebtedness	$119,119	$36,155
Ratio: Aggregate indebtedness to net capital	3.542 to 1.	1.085 to 1.

THE ROBINS GROUP, LLC.
SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA
FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
Years Ended December 31, 2004 and 2003

	2004	2003
NET CAPITAL		
Net capital as of December 31, per unaudited report filed by respondent	$ 33,636	$33,035
Adjustments		
Rounding	1	0
Accounts payable booked in error	0	307
Net capital at December 31, as adjusted	$ 33,637	$33,342
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness as of December 31, per unaudited report filed by respondent	$119,119	$36,462
Accounts payable booked in error	0	(307)
Total aggregate indebtedness as of December 31	$119,119	$36,155

Morrison & Liebswager, P.C.
Certified Public Accountants

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Bruce J. Morrison

Duane G. Liebswager

Report of Independent Certified Public Accountants on Internal Accounting Control

Board of Directors
The Robins Group, LLC.
Portland, Oregon

We have audited the financial statements of The Robins Group, LLC. for the years December 31, 2004 and 2003, and have issued our report thereon dated February 8, 2005. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rules 15c3-3. No facts came to our attention that such conditions for exemption from rule 15c3-3 had not been complied with during the year. We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 on in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

Because of inherent limitations in any system of internal accounting control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, our study and evaluation disclosed the following condition that we believe results in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements of The Robins Group, LLC. may occur and not be detected within a timely period. We noted that the Company maintains a limited number of accounting personnel, thereby resulting in a condition which precludes adequate segregation of accounting duties, thus causing inadequate controls over accounting transactions. It is the belief of management that, in addition to the impracticability of adding to the staff, management's involvement in the day-to-day business affairs offsets the lack of internal controls created by an insufficient number of personnel. This condition was considered in determining the nature, timing and extent of the audit tests to be applied in our audit of the 2004 financial statements and this report does not affect our report on these financial statements dated February 8, 2005.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study and evaluation, we believe that the Company's practices and procedures at December 31, 2004 and 2003, except for the matter described in the preceding paragraph, meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

Morrison & Liebswager, P.C.

Morrison & Liebswager, P.C.
Certified Public Accounts

February 8, 2005